UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Commission file number 001-12983

GENERAL CABLE SAVINGS PLAN

(Full Title of Plan)

GENERAL CABLE CORPORATION

4 Tesseneer Drive

Highland Heights, Kentucky 41076-9753

(Name of Issuer of securities held pursuant to the Plan)

General Cable

Savings Plan

Employer ID No.: 13-3064555

Plan Number: 009

Financial Statements as of and for the

Years Ended December 31, 2013 and 2012,

Supplemental Schedule as of December 31, 2013,

and Report of Independent Registered Public

Accounting Firm

GENERAL CABLE SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of General Cable Corporation, to the Retirement Plans Finance Committee and the Retirement Plans Administrative Committee (the “Retirement Committees”), and to the Participants of the General Cable Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Cable Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 26, 2014

GENERAL CABLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Participant-directed investment in General Cable Master Trust — fair value	$132,726,986	$115,409,480
Notes receivable from participants	10,012,703	9,491,303

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	142,739,689	124,900,783
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(650,761)	(1,629,025)

NET ASSETS AVAILABLE FOR BENEFITS	$142,088,928	$123,271,758

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
ADDITIONS:
Contributions:
Employee	$5,513,876	$4,503,551
Employer	4,249,873	3,354,812
Rollover	3,792,611	19,077,263

Total contributions	13,556,360	26,935,626

Net investment gain from General Cable Master Trust	18,814,333	10,619,939

Interest income on notes receivable from participants	437,110	381,074

Total additions	32,807,803	37,936,639

DEDUCTIONS:
Benefits paid to participants	(10,554,513)	(9,536,201)
Administrative expenses	(80,876)	(67,580)

Total deductions	(10,635,389)	(9,603,781)

TRANSFERS TO OTHER PLAN — Net	(3,355,244)	(338,019)

NET INCREASE	18,817,170	27,994,839

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	123,271,758	95,276,919

End of year	$142,088,928	$123,271,758

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN

The following description of the General Cable Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General — The Plan is a defined contribution plan of General Cable Corporation (the “Company”) covering certain hourly employees of the Company or an affiliated company as determined by the terms of any applicable collective bargaining agreements. GK Technologies, Inc., a wholly owned subsidiary of the Company, is the Plan Sponsor. The Company and affiliated companies are participating employers. The Retirement Committees, appointed by the Board of Directors of the Company, control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Fidelity Management Trust Co. (“FMTC”) serves as the trustee and recordkeeper of the Plan. The General Cable Master Trust (“Master Trust”) has been established pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the Master Trust, in order to permit the commingling of trust assets of multiple employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by FMTC.

The Company acquired Alcan Products Corporation (“Alcan”) on September 4, 2012, and Prestolite Wire LLC (“Prestolite”) on November 3, 2012. Effective immediately upon acquisition, Alcan and Prestolite employees became eligible to participate in the Plan and began making contributions. In October 2012, Alcan participants were eligible to move their account balances into the Plan as Rollovers, as defined below, and to transfer existing loan balances from the Alcan Corp. Employees’ Savings Plan into the Plan. In January 2013, Prestolite participants became eligible to move their account balances into the Plan as Rollovers, as defined below, and to transfer existing loan balances from The 401(k) Retirement Plan into the Plan.

Contributions — Participants may contribute up to a certain percentage of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also make contributions on an after-tax basis (“Roth 401(k)”), subject to the same IRC limits when combined with their pre-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover”). The Company, at its discretion, may match a percentage of the participants’ pre-tax and/or Roth 401(k) contributions. The Plan provides for the Company to make a discretionary contribution to the Plan’s employee retirement account for participants who have completed one year of service. Employer contributions were net of forfeitures of $96,555 and $40,000 for the years ended December 31, 2013 and 2012, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution, the Company’s discretionary retirement contribution, and Plan earnings. Each participant’s account is charged with withdrawals and an allocation of Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments — Participants direct the investments of their accounts into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust fund, and a Company common stock fund as investment options for participants.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. The vesting of the Company’s discretionary retirement contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100% vested after seven years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability. Retirement contributions made on or after January 1, 2007, are 100% vested after six years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.

The vesting of the Company’s discretionary matching contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100% vested after four years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as determined by the Retirement Committees. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan Document.

In-Service Withdrawals — Prior to termination of employment, participants may make hardship withdrawals or withdrawals upon attainment of age 59 1/2, in accordance with the Plan Document.

Payment of Benefits — Upon retirement or other termination of employment, a participant’s vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution.

Forfeited Accounts — As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $46,673 and $21,828, respectively. Forfeitures are used to reduce future Company contributions to the Plan.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments within the Master Trust including mutual funds, a common/collective trust fund, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurement.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared using the contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Valuation of Investments (Master Trust) — The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. See Note 3 for discussion on fair value measurement.

Administrative Expenses — Trustee and investment management fees are paid by the Plan. Other administrative expenses are paid by the Company. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected in the investment return for such investments.

Payment of Benefits — Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan but had not yet been paid at December 31, 2013 and 2012.

Transfers — In addition to this Plan, the Company also sponsors the General Cable Retirement and Savings Plan for Salaried Associates. If employees change their status during the year, their account balances are transferred into the corresponding Plan. For the years ended December 31, 2013 and 2012, account balances totaling a net $3,355,244 and $338,019, respectively, on the accompanying statements of changes in net assets available for benefits represent net transfers of participant account balances to the General Cable Retirement and Savings Plan for Salaried Associates.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following description of the valuation methodologies is used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Company common stock: The General Cable Stock Fund (“Company Stock Fund”) is comprised of shares of Company common stock and cash and is valued at fair value based on the fair value of the underlying investment in the Company common stock, using closing prices reported on the active market on which they are traded, and the cash portion.

Mutual funds: Valued at the daily closing price as reported by the fund, Mutual funds held by the Master Trust are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

Stable value fund: Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

The following tables set forth by level within the fair value hierarchy a summary of the Master Trust’s portfolio investments (which include the assets of the Plan and of the General Cable Retirement and Savings Plan for Salaried Associates) measured at fair value on a recurring basis at December 31, 2013 and 2012.

	Fair Value Measurements at December 31, 2013
	Active Markets for Identical Assets Level 1	Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Mutual funds:
Domestic equity funds	$106,216,114	$—	$—	$106,216,114
Bond funds	23,470,832	—	—	23,470,832
International equity funds	13,910,286	—	—	13,910,286
Lifecycle funds	126,828,042	—	—	126,828,042
General Cable Stock Fund	—	17,734,296	—	17,734,296
Stable Value Fund	—	64,542,315	—	64,542,315

Total portfolio investments	$270,425,274	$82,276,611	$—	$352,701,885

	Fair Value Measurements at December 31, 2012
	Active Markets for Identical Assets Level 1	Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Mutual funds:
Domestic equity funds	$78,575,516	$—	$—	$78,575,516
Bond funds	26,292,378	—	—	26,292,378
International equity funds	10,830,428	—	—	10,830,428
Lifecycle funds	94,982,278	—	—	94,982,278
General Cable Stock Fund	—	20,261,831	—	20,261,831
Stable Value Fund	—	67,104,285	—	67,104,285

Total portfolio investments	$210,680,600	$87,366,116	$—	$298,046,716

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2013 and 2012, there were no transfers between levels.

4.	INVESTMENTS

The Master Trust’s investments that represented 5% or more of the Master Trust’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
* Stable value fund **	$63,090,301	$63,724,700
ABF Large Cap Value PA Fund	22,392,795	17,338,288
Vanguard Institutional Index Fund	26,766,247	20,214,731
AF Growth of America R5 Fund	24,515,254	19,312,849
* General Cable Stock Fund	17,734,296	20,261,831
Vanguard Target Retirement Date 2020	27,183,753	21,645,046
Vanguard Target Retirement Date 2015	18,473,539	16,145,457
Vanguard Target Retirement Date 2025	21,290,791	15,605,325
Vanguard Target Retirement Date 2030	18,010,100	NA

* Represents party-in-interest
** At contract value

During the years ended December 31, 2013 and 2012, the Plan’s investment in the Master Trust appreciated in value by $15,512,432 and $8,153,213, respectively, excluding interest and dividends.

5.	STABLE VALUE FUND

The Stable Value Fund is a collective trust fund managed by FMTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Stable Value Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Stable Value Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Stable Value Fund on a monthly basis, when paid. It is the policy of the Stable Value Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Stable Value Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses. The Stable Value Fund imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Stable Value Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Stable Value Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund;

•	Any transfer of assets from the Stable Value Fund directly into a competing investment option;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions; or

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Impact the Stable Value Fund — The Stable Value Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Stable Value Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Stable Value Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Stable Value Fund or the administration of the Stable Value Fund that is not consented to by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Stable Value Fund’s cash flow; and

•	Employer-initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, the Stable Value Fund’s NAV may decline if the market value of its assets declines. The Stable Value Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Stable Value Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Stable Value Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Stable Value Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the underlying investments of the Plan’s investment in the Master Trust are held in shares of mutual funds and units of the Stable Value Fund managed by FMTC. FMTC is the trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were funded from the expense ratios of the various funds.

As of December 31, 2013 and 2012, the Plan held 1,163,512 and 1,070,468 units, respectively, of the General Cable Stock Fund which includes cash and common stock of General Cable Corporation, a participating employer, with a cost basis of $6,822,589 and $6,213,385, respectively. During the year ended December 31, 2013, the Plan recorded dividend income of $101,838 associated with this investment. During the year ended December 31, 2012, the Plan recorded no dividend income associated with this investment.

Notes receivable from participants in the amount of $10,012,703 and $9,491,303 were outstanding at December 31, 2013 and 2012, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so and subject to the terms of any applicable collective bargaining agreements, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA by duly adopted written resolution of the Board of Directors of the Plan Sponsor. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable and the Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

8.	INTEREST IN MASTER TRUST

Certain of the Plan’s investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the General Cable Retirement and Savings Plan for Salaried Associates, another plan sponsored by the Company, for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2013 and 2012 are summarized as follows:

	2013	2012
Investments — whose fair value is determined based on quoted market prices:
Common/collective trust fund	$64,542,315	$67,104,285
Mutual funds	270,425,274	210,680,600
Common stock fund	17,734,296	20,261,831

Net assets of the General Cable Master Trust — fair value	352,701,885	298,046,716
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,452,014)	(3,379,584)

Net assets of the General Cable Master Trust	$351,249,871	$294,667,132

Plan’s interest in net assets of the General Cable Master Trust — contract value	$132,076,225	$113,780,455

Plan’s interest in Master Trust as a percentage of the total	38%	39%

The net investment gain of the Master Trust for the years ended December 31, 2013 and 2012 is summarized below:

	2013	2012
Dividend and interest income	$9,572,575	$6,902,525

Net appreciation in fair value of investments whose fair value was determined based on quoted market prices:
Mutual funds	41,588,231	18,378,152
Common stock fund	159,179	4,231,367

Net appreciation in fair value of investments	41,747,410	22,609,519

Investment gain of General Cable Master Trust	$51,319,985	$29,512,044

9.	NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan should include disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2013 and 2012. The estimated fair value of the Stable Value Fund is net asset value. The use of net asset value as a fair value is deemed appropriate as the Stable Value Fund does not have a finite life, unfunded commitments or significant restrictions on redemptions.

10.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated February 20, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan sponsor believes the Plan is designed and being administered in accordance with the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

11.	VOLUNTARY COMPLIANCE RESOLUTION

In January 2011, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program, which was subsequently amended. The compliance statement was sought with respect to several operational failures, proposing to correct by 1) retroactively amending the Plan to be consistent with Plan operations and/or 2) making corrective contributions, with earnings, as necessary. On May 9, 2013, the IRS issued a compliance statement approving the Company’s proposed corrections.

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$142,088,928	$123,271,758
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	650,761	1,629,025
Certain deemed distributions of participant loans	(879,142)	(787,312)

Net assets available for benefits per Form 5500	$141,860,547	$124,113,471

For the year ended December 31, 2013, the following is a reconciliation of net investment gain per the financial statements to the Form 5500:

Total net investment gain per the financial statements	$18,814,333
Add change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(978,264)
Add interest income on notes receivable from participants	437,110
Less interest on deemed distributions of participant loans	(72,617)

Total gain on investments per the Form 5500	$18,200,562

For the year ended December 31, 2013, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total benefits paid to participants per the financial statements	$10,554,513
Less previously deemed distributions of participant loans	(23,907)
Add deemed distributions of participant loans	43,120

Total distributions to participants per the Form 5500	$10,573,726

******

SUPPLEMENTAL SCHEDULE

GENERAL CABLE SAVINGS PLAN

Employer ID No: 13-3064555

Plan No: 009

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

Identity of Issuer/Description of Investment	Current Value
* Active loans to participants — notes receivable, with interest rates ranging from 3.25% to 11.50%, maturing through September 2022	$9,133,561

$9,133,561

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE SAVINGS PLAN

Date: June 26, 2014	By:	/s/ Robert J. Siverd
	Name:	Robert J. Siverd
	Title:	Chairman, Retirement Plans,
Administrative Committee

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm for General Cable Corporation Savings Plan